Mail Stop 3030

December 15, 2008

Adrian Goldfarb
Chief Financial Officer
Ecosphere Technologies, Inc.
3515 S.E. Lionel Terrace
Stuart, Florida 34997

      Re: Ecosphere Technologies, Inc.
              Form 10-KSB for the fiscal year ended December 31, 2007
              Filed April 15, 2008
              File No. 000-25663

Dear Mr. Goldfarb:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief